August 11, 2022

VIA EDGAR

Ms. Tara Harkins

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:        Twinlab Consolidated Holdings, Inc.

              Form 10-K for the Fiscal Year Ended December 31, 2021

              Filed March 29, 2022

              No. 000-55181

Dear Ms. Harkins:

On behalf of Twinlab Consolidated Holdings, Inc. (the "Company"), we hereby respond to the Staff’s comment letter, dated July 28, 2022, regarding the above referenced Form 10-K for the Fiscal Year Ended December 31, 2021 filed on March 29, 2022 (the “Form 10-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures.

Management's Annual Report on Internal Control over Financial Reporting, page 31

1.            We note that you performed an assessment of your internal control over financial reporting as of December 31, 2021 and that you have material weaknesses that existed as of December 31, 2021. However, you did not clearly disclose your management’s conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2021. Please confirm you will clearly state in future filings whether or not your internal controls were effective at the end of the period. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and we will clearly state in future filings whether or not our management concluded that our internal controls were effective at the end of the period.

Note 2- Summary of Significant Accounting Policies, page 64

2.            Please provide to us, and confirm you will disclose in future filings, the disclosures required by ASC 606 regarding your accounting policy for Revenue Recognition.

Response:

We acknowledge the Staff’s comment. Please find below the disclosure required by ASC 606 regarding our accounting policy for Revenue Recognition. We confirm that we will include the disclosures required by ASC 606 in future filings.

Revenue Recognition

The Company recognizes revenue based on a five-step model in accordance with ASC 606. For our customer contracts, (i) we identify the contract with a customer, (ii) we identify the performance obligations in the contract, (iii) we determine the transaction price, (iv) we allocate the transaction price to the performance obligation; and (v) we recognize revenue when we satisfy the performance obligation. Our revenues are recorded at a point in time when the performance is fulfilled, which is when the product is shipped to or received by the customer.

Product sales are recorded net of variable considerations, such as provisions for returns, discounts, and allowances.

We account for shipping and handling costs as costs to fulfill a contract and not as performance obligations to our customers.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 561-922-0353.

Sincerely,
TWINLAB CONSOLIDATED HOLDINGS, INC.
/s/ Kyle Casey
Kyle Casey
Chief Financial Officer

cc:	United States Securities and Exchange Commission
Mary Mast, Senior Accountant
Akerman LLP
Esther L. Moreno